John Bessonette
Phone 212-715-9182
Fax 212-715-8000
jbessonette@KRAMERLEVIN.com

October 26, 2015

VIA EDGAR

Mr. John Reynolds

Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:	Trinity Place Holdings Inc. Registration Statement on Form S-3 Filed September 15, 2015 File No. 333-206944

Dear Mr. Reynolds:

This letter is filed in response to comments verbally received from the Staff of the Securities and Exchange Commission (the “Staff”), through a conference call on October 19, 2015, with respect to the letter filed October 13, 2015 (the “Response Letter”) by Trinity Place Holdings Inc. (the “Company”) regarding the above-referenced Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission (the “Registration Statement”). The verbal comments are summarized below in bold print.

1.	Please provide further analysis regarding the materiality of the tax consequences to an investor, in addition to the discussion regarding footnote 39 to Staff Legal Bulletin No. 19 contained in the Response Letter.

As noted in the Response Letter, the only relevant example in SLB No. 19 (CF) (the “Bulletin”) of a transaction generally involving material tax consequences is a transaction that “offer[s] significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision (e.g., debt offerings with unusual original issue discount issues, certain rights offerings, limited partnership offerings, certain offerings by foreign issuers).”

The Registration Statement contemplates a routine offering of non-transferable rights to purchase common stock of the Company.1 As such, the Company believes that the offering does not offer significant tax benefits to investors (and the Registration Statement does not so indicate), nor is the offering a transaction where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. The Company believes that in general investors will determine to what extent to participate in the rights offering, if at all, based on each investor’s analysis of the relative benefits and costs associated with participating in the offering based on their individual assessment of the offer price, the Company’s prospects, their particular investment goals and other customary factors considered by investors.

While as noted in the Registration Statement, each recipient of rights should consult with its own tax advisor regarding issues that may be pertinent to the investor, the tax disclosure in the Registration Statement is consistent with that provided in registration statements by other issuers conducting rights offerings for common stock and does not raise any novel or unusual issues, or suggest to investors that there are significant tax benefits that an investor should take into account in determining whether to participate in the offering. Registration statements such as the Registration Statement include tax disclosure as a matter of course, to assist investors in facilitating discussions with their own tax advisors. The fact that such disclosure is included in a registration statement, however, does not in itself indicate that an issuer believes that tax benefits or tax consequences are particularly unusual or complex.

As noted in the Response Letter, the Registration Statement does not disclose that the transaction is tax-free. Rather, the Registration Statement sets forth certain U.S. federal income tax considerations assuming that the receipt of the subscription rights distributed pursuant to the rights offering is a non-taxable distribution for U.S. federal income tax purposes. In addition to the revisions described in the Response Letter, the Company will further clarify the disclosure in an amendment to the Registration Statement to emphasize that the Company is not expressing any opinion on tax considerations and that investors should consult their own advisors and to change references to “material” tax considerations or consequences to “certain” tax considerations.

2.	Please provide information regarding the inclusion of tax opinions in registration statements related to rights offerings by issuers other than the Company, including comments from the Staff and responses thereto.

In response to the Staff’s request, we reviewed 20 recently filed registration statements for rights offerings with respect to common stock only (going back to May 2014). As indicated in Exhibit A attached hereto, a review of these rights offerings demonstrates the following:

•	Of the 20 registration statements, three included tax opinions (one of which appears to have been included in response to a comment by the Staff);

1 Such a rights offering may be contrasted with offerings of rights to purchase a new class of securities or units comprised of various securities, or other rights offerings that may by their nature involve more complex considerations.

•	Of the 20 registration statements, in 12 cases comments by the Staff and responses thereto were publicly available; and

•	Of these 12, three addressed tax opinions (in one case, as noted above, a tax opinion was filed; in the other two cases no tax opinion was filed).

We also reviewed 15 recent comment letters by the Staff in connection with common stock rights offerings which referred specifically to tax opinions (going back to March 2006). As indicated in Exhibit B attached hereto, in nine situations a tax opinion was ultimately provided and in six situations no tax opinion was provided.

For the foregoing reasons, although the review of precedent demonstrates a certain lack of consistency in approach, the Company respectfully submits that in the context of a customary rights offering for common stock in which no other unusual characteristics are present – such as is the case for the rights offering contemplated by the Registration Statement – and where the disclosure is clear that the issuer is not expressing any opinion as to tax considerations or tax consequences, a tax opinion should not be required.

If you have any questions or comments regarding the Company’s response to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9182.

Sincerely,

/s/ John Bessonette

John Bessonette

cc:	Matthew Messinger
Steven Kahn

            EXHIBIT A

Company	Description of Filing	File No.	Date of Filing	Tax Opinion	Tax Disclosure in Filing	Notes on SEC Comments
CHANTICLEER HOLDINGS, INC.	Shelf originally filed on April 27, 2015 (effective June 9, 2015); Prospectus supplement filed for rights offering	333-203679	9/8/2015	No	For U.S. federal income tax purposes, you generally should not recognize income or loss in connection with the receipt or exercise of subscription rights unless the rights offering is part of a “disproportionate distribution” within the meaning of applicable tax rules (in which case you may recognize taxable income upon receipt of the subscription rights). We believe that the rights offering should not be part of a disproportionate distribution, but certain aspects of that determination are unclear. This position is not binding on the IRS or the courts, however. You are urged to consult your own tax advisor as to your particular tax consequences resulting from the receipt and exercise of subscription rights and the receipt, ownership and disposition of our common stock. For further information, please see “Material U.S. Federal Income Tax Consequences”.	Comment letter publicly available; no tax opinion comment.
ATRM HOLDINGS, INC.	S-1 filed on June 22, 2015 (effective August 13, 2015)	333-205151	8/17/2015	No	The receipt and exercise of subscription rights by common shareholders should generally not be taxable for U.S. federal income tax purposes. You should seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. See “Material U.S. Federal Income Tax Consequences.”	No comment letter.
CROSSROADS SYSTEMS INC	S-1 filed on May 12, 2015 (effective July 1, 2015)	333-204094	7/7/2015	No	The receipt and exercise of subscription rights by common stockholders should generally not be taxable for U.S. federal income tax purposes. You should seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. See “Material U.S. Federal Income Tax Consequences.”	No review.
ZION OIL & GAS INC	Shelf originally filed on January 1, 2014 (effective March 27, 2014); Prospectus supplement filed for rights offering	333-193336	7/6/2015	No	Generally, a holder should not recognize income or loss for United States federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. However, you should consult your tax advisor as to the particular consequences to you of the rights offering. For a detailed discussion, see “Federal Income Tax Considerations.”	Comment letter publicly available; comment regarding legality opinion, but no comment regarding tax opinion.
EMERGENT CAPITAL, INC.	Shelf originally filed on August 9, 2014 (effective September 24, 2014); prospectus supplement filed for rights offering	333-198659	5/21/2015	No	"Material United States Federal Income Tax Consequences" section.
					For United States federal income tax purposes, you should not recognize income or loss upon receipt or exercise of the subscription rights. A holder should generally have a zero tax basis in subscription rights so long as the fair market value of the subscription rights is less than 15% of the value of your shares of our common stock at the time of the distribution, unless you make a basis allocation election. No U.S. federal income tax consequences should result from the expiration of subscription rights without being exercised. Upon an exercise of a subscription right, you should obtain a tax basis in the share of common stock acquired equal to the sum of the tax basis in the subscription right, if any, plus the subscription price and a holding period beginning on the day of exercise. You should consult your own tax advisor as to your particular tax consequences resulting from this rights offering.	No comment letter.
GYRODYNE CO OF AMERICA INC	S-1 filed on March 6, 2015 (effective May 18, 2015)	333-202585	5/19/2015	No	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a more detailed discussion, see the “Material U.S. Federal Income Tax Consequences” section of this prospectus.	No comment letter.
FEDERAL-MOGUL HOLDINGS CORP	S-3 filed on March 21, 2013 (post-effective amendment effective April 25, 2014).	333-187424	3/6/2015	No	We believe and intend to take the position that subscription rights issued pursuant to the rights offering are not part of a “disproportionate distribution” and, therefore, should not be a taxable distribution with respect to your existing shares of Common Stock. However, you should consult your own tax advisor as to the U.S. federal income tax consequences to you of the receipt and the exercise or expiration of the subscription rights and the applicability of any other tax law. For further information, please see “Certain Material United States Federal Income Tax Consequences.”	Comment letter publicly available; commented on legality opinion but no comment regarding tax opinion.
VILLAGE BANK & TRUST FINANCIAL CORP.	S-1 filed November 12, 2014 (effective February 10, 2015)	333-200147	2/12/2015	No	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. You should consult your tax advisor as to your particular tax consequences resulting from the offering. For a more detailed discussion, see the section entitled “U.S. Federal Income Tax Consequences.”	Comment letter publicly available; received comment to provide a tax opinion; in the Company’s response it indicated that it does not believe that a shareholder would recognize taxable income for U.S. federal income tax purposes upon receipt, expiration or exercise of the subscription rights and that therefore it believed the income tax consequences relating to the offering were not material to an investor's decision to invest. No tax opinion was ultimately filed.
REAL INDUSTRY, INC.	Shelf originally filed on September 6, 2013 (post-effective amendment effective January 17, 2014); prospectus supplement filed for rights offering	333-191020	2/10/2015	No	A holder of common stock generally will not recognize income or loss for federal income tax purposes in connection with the receipt or exercise of subscription rights in this Rights Offering. We urge you to consult your own tax advisor with respect to the particular tax consequences of this Rights Offering to you. See “Material U.S. Federal Income Tax Consequences” for more information on the tax consequences of this Rights Offering.	Comment letter publicly available; no tax opinion comment.
EMPIRE RESORTS INC	Shelf originally filed on January 3, 2014 (effective February 12, 2014); prospectus supplement filed on January 5, 2015 for rights offering	333-193176	4/2/2014	No	A holder will not recognize income or loss for United States Federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion, please see “Material United States Federal Income Tax Consequences”. You should consult your tax advisor as to the particular consequences to you of the rights offering.	Comment letter publicly available; no tax opinion comment.
IKANOS COMMUNICATIONS, INC.	S-1 filed on October 20, 2014 (effective November 26, 2014)	333-199474	12/1/2014	No	For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of Subscription Rights in the Rights Offering. You should consult your tax advisor as to the tax consequences of the Rights Offering in light of your particular circumstances. For a detailed discussion, see “Material United States Federal Income Tax Consequences.”	No comment letter.
NEPHROS INC	S-1 filed on October 20, 2014 (effective November 4, 2014)	333-199483	11/10/2014	No	A holder will not recognize income or loss for U.S. federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion, see “Certain Material U.S. Federal Income Tax Considerations.” You should consult your tax advisor as to the particular consequences to you of the rights offering.	No comment letter.
COSI INC	S-1 filed on September 26, 2014 (effective November 7, 2014)	333-198982	11/7/2014	No	For U.S. federal income tax purposes, you generally should not recognize income or loss in connection with the receipt or exercise of subscription rights unless the rights offering is part of a “disproportionate distribution” within the meaning of applicable tax rules (in which case you may recognize taxable income upon receipt of the subscription rights). We believe that the rights offering should not be part of a disproportionate distribution, but certain aspects of that determination are unclear. This position is not binding on the Internal Revenue Service (the “IRS”) or the courts, however. You are urged to consult your own tax advisor as to your particular tax consequences resulting from the receipt and exercise of subscription rights and the receipt, ownership and disposition of our common stock. For further information, please see “Material U.S. Federal Income Tax Consequences.”	No comment letter.
SWK HOLDINGS CORP	S-1 filed on February 13, 2014 (effective October 24, 2014)	333-193942	11/3/2014	YES	For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a detailed discussion, see “Material United States Federal Income Tax Consequences.”	Comment letter publicly available; no tax opinion comment.
ENTERTAINMENT GAMING ASIA INC.	S-1 filed on August 13, 2014 (effective October 30, 2014)	333-198099	10/30/2014	YES	A holder will not recognize income or loss for United States Federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. For a detailed discussion, please see “Material United States Federal Income Tax Consequences”. You should consult your tax advisor as to the particular consequences to you of the rights offering.	Comment letter publicly available; received comment to provide a tax opinion and one was provided by amendment.
PAR PETROLEUM CORP/CO	Shelf originally filed on May 2, 2014 (effective July 7, 2014); prospectus supplement filed on July 22, 2014 for rights offering	333-195662	7/22/2014	No	For United States federal income tax purposes, the receipt of subscription rights in the rights offering by holders of our common stock should not be a taxable event. We urge you to consult your own tax advisor with respect to the particular tax consequences of this rights offering to you. See “United States Federal Income Tax Consequences” for more information on the tax consequences of this rights offering.	Comment letter publicly available; no tax opinion comment.
INTEGRATED ELECTRICAL SERVICES, INC.	S-1 filed on June 6, 2014 (effective July 2, 2014)	333-196551	7/8/2014	YES	The receipt and exercise of subscription rights should generally not be taxable for U.S. federal income tax purposes. You should, however, seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. See “Material U.S. Federal Income Tax Consequences.”	No comment letter.
HIGHLANDS BANKSHARES INC	S-1 filed April 17, 2014 (effective June 25, 2014)	333-195355	6/26/2014	No	For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a detailed discussion, see “Certain U.S. Federal Income Tax Consequences.”	Comment letter publicly available; received comment to provide a tax opinion; in the Company’s response, it indicated that it did not believe its rights offering was a transaction that fell within one of the categories of transactions discussed in Staff Legal Bulletin No. 19 and as a result did not file an opinion of tax counsel as an exhibit to the S-1. No tax opinion was ultimately filed.
FOUR OAKS FINCORP INC	S-1 filed on April 4, 2014 (effective June 16, 2014)	333-195047	6/18/2014	No	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a more detailed discussion, see the section entitled “Material U.S. Federal Income Tax Consequences.”	Comment letter publicly available; no tax opinion comment.
CACHE INC	S-3 filed on April 25, 2014 (effective May 8, 2014)	333-195501	5/9/2014	No	For U.S. federal income tax purposes, you generally should not recognize income or loss in connection with the receipt or exercise of subscription rights unless the rights offering is part of a "disproportionate distribution" within the meaning of applicable tax rules (in which case you may recognize taxable income upon receipt of the subscription rights). We believe that the rights offering should not be part of a disproportionate distribution, but certain aspects of that determination are unclear. This position is not binding on the Internal Revenue Service (the "IRS") or the courts, however. You are urged to consult your own tax advisor as to your particular tax consequences resulting from the receipt and exercise of subscription rights and the receipt, ownership and disposition of our common stock. For further information, please see "Material U.S. Federal Income Tax Consequences."	No comment letter.

KEY
Tax Opinion Provided by Issuer
SEC Tax Opinion Comment Received; Following Company Response, No Tax Opinion Required

        EXHIBIT B

Company	Description of Filing	Date of Filing	SEC Comment	Company Response
Village Bank & Trust Financial Corp.	S-1/A	11/12/2014	Please file an opinion of tax counsel as an exhibit to your next amendment or advise us why you believe that such opinion is not required to be filed pursuant to Item 601(b)(8) of Regulation S-K.	The Company believes that it is not required to file an opinion of tax counsel pursuant to Item 601(b)(8) of Regulation S-K. Item 601(b)(8) of Regulation S-K requires an opinion on tax matters for (i) filings on Form S-11, (ii) filings to which Securities Act Industry Guide 5 applies, (iii) filings related to roll-up transactions and (iv) other registered offerings where the "tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." The registration statement is not on Form S-11, Securities Act Industry Guide 5 does not apply, and the offering is not a roll-up transaction. As a result, a tax opinion would only be required if the tax consequences of the transaction were material to an investor. Staff Legal Bulletin No. 19, dated October 14, 2011 (the "Staff Bulletin"), provides that such "[i]nformation is 'material' if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information." The Staff Bulletin further states that examples of transactions involving material tax consequences include merger or exchange transactions where the registrant represents that the transaction is tax-free, and transactions involving significant tax benefits or where the tax consequences are so unusual or complex that investors would need the benefit of an expert's opinion to understand the tax consequences in order to make an informed decision. The Company does not believe that this offering is such a transaction. The Company believes that a shareholder will not recognize taxable income for U.S. federal income tax purposes upon receipt, expiration or exercise of the subscription rights. Therefore, the Company believes the income tax consequences relating to the offering are not material to an investor's decision to invest. The Company has revised the disclosure throughout Amendment No. 1 to remove inadvertent references to "material" tax consequences. The Company has also revised the disclosure under "U.S. Federal Income Tax Consequences" to clarify that these statements are based upon management's understanding.
Entertainment Gaming Asia Inc.	S-1	8/13/2014	Please file the tax opinion required by Item 601(b)(8) of Regulation S-K. In this regard, Item 601(b)(8) requires a tax opinion when the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Certain tax-free rights offerings are generally material to an investor. Refer to Section III of Staff Legal Bulletin No. 19 (CF), available on our website.	Tax opinion filed.
Highlands Bankshares Inc /VA/	S-1	4/17/2014	Form S-1 and Item 601(b)(8) of Regulation S-K require you to obtain and file a tax opinion as to the material federal income tax consequences of the distribution and exercise of the subscription rights. Accordingly, please state that you have an opinion of counsel as to the material federal income tax consequences; summarize the opinion briefly here and in the Summary section; revise the main section on page 35; and file the opinion. Alternately, advise the staff why no tax opinion is required.	Item 601(b) of Regulation S-K requires opinions on tax matters for (i) filings on Form S-11, (ii) filings to which Securities Act Industry Guide 5 applies, (iii) roll-up transactions and (iv) other registered offerings where the "tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." None of items (i)-(iii) above applies in the case of the rights offering, so a tax opinion is required to be filed only if the tax consequences are material to an investor. Staff Legal Bulletin No. 19, dated October 14, 2011 ("SLB 19"), provides that such "[i]nformation is ‘material' if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information." SLB 19 elaborates that examples of transactions involving material tax consequences include merger or exchange transactions where the registrant represents that the transaction is tax-free, and transactions involving significant tax benefits or where the tax consequences are so unusual or complex that investors would need the benefit of an expert's opinion to understand the tax consequences in order to make an informed decision. We do not believe this rights offering is such a transaction. Therefore, we have not filed an opinion of tax counsel as an exhibit to the S-1. We have revised the disclosure under "Certain U.S. Federal Income Tax Consequences" to clarify that these statements are based upon management's understanding.
Pro Dex Inc	S-3/A	3/5/2014	We note in the last paragraph on page 37 you state that receipt of the Subscription Rights ``should´´ be treated as a nontaxable distribution. In light of this uncertainty, please expand your disclosure to explain why this transaction might be taxable to investors. Also, in light of this uncertainty, it is unclear why you have not included an opinion of tax counsel regarding the taxable nature of this transaction. Please provide such opinion in accordance with Regulation S-K Item 601(b)(8).	Tax opinion filed.
MBT Financial Corp	S-1	10/25/2013	Form S-1 and Item 601(b)(8) of Regulation S-K require you to obtain and file a tax opinion as to the material federal income tax consequences of the distribution and exercise of the subscription rights. Accordingly, please state that you have an opinion of counsel as to the material federal income tax consequences; summarize the opinion briefly here and in the Summary section; revise the main section on page 105; and file the opinion. Alternately, advise the staff why no tax opinion is required.	Tax opinion filed.
Unwired Planet, Inc.	S-3	6/28/2013	We note that certain of the disclosures in this section indicate that elements of the transaction will not be taxable. For example, you state that investors that hold common stock on the record date will not recognize taxable income for U.S. federal income tax purposes upon receipt of those subscription rights. Footnote No. 39 to Staff Legal Bulletin No. 19 provides, in relevant part, that ``[i]n other rights offerings-where tax consequences are material as where the registrant discloses that the transaction is taxfree a tax opinion should be provided.´´ Accordingly, please tell us what consideration you gave to filing a tax opinion.	The revised disclosure does not state that receipt and exercise of the subscription rights will be tax-free and states that the tax considerations for the rights offering are addressed in the section of the Amendment entitled "Certain Material U.S. Federal Income Tax Considerations." Therefore, the Company respectfully submits that a tax opinion is not required in the context of this rights offering
Simon Worldwide Inc	S-1	5/31/2013	In several instances you make representations of the potential tax consequences to investors that appear material. For example, on page 35 you state the receipt of subscription rights ``will not be treated as a taxable distribution´´ and ``will be allocated a zero basis for U.S. federal income tax purposes.´´ Please file as an exhibit a tax opinion covering material U.S. federal tax consequences to investors and revise the disclosure in this section accordingly.	Tax opinion filed.
Spectrum Group International, Inc.	S-1/A	4/27/2012	We note your discussion in this section that shareholders will not recognize any gain or loss upon the receipt and exercise of the subscription rights. Please provide a tax opinion addressing the material tax consequences of this transaction. Please see Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19.	Tax opinion filed.
Bluelinx Holdings Inc.	S-1	4/26/2011	Please identify the party rendering the opinions in the prospectus regarding the tax consequences of the rights offering. In addition, considering the requirements of Item 601(b)(8) of Regulation S-K, please tell us why you have not filed a tax opinion as an exhibit to the registration statement.	Tax opinion filed.
DGT Holdings Corp.	S-1	5/14/2010	We note your disclosure that you will not obtain an opinion from legal counsel concerning the tax consequences of the rights offering and related share offering. Please provide a tax opinion or explain why an opinion is not required. Refer to Regulation S-K Item 601(b)(8).	Tax opinion filed.
COSI Inc.	S-3	9/30/2009	Please file as an exhibit a tax opinion as required by Item 601(b)(8) of Regulation S-K or advise as to why this is not necessary.	Tax opinion filed.
Canargo Energy Corp	S-3/A	8/20/2008	We note your new disclosure that the law on the Rights Offering not being a disproportionate distribution is "unclear." Note that Item 601(b)(8) of Regulation S- K requires a tax opinion to be filed "where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." Advise us whether you intend to obtain and file a tax opinion, and if not provide your analysis as to why one would not be required under these circumstances.	Upon further review of the tax consequences of the Rights Offering, we have determined that the Rights Offering will not result in taxable dividend treatment to the shareholders because (i) the reduction in the conversion price required with respect to the outstanding convertible securities will result in a "full adjustment" as required by U.S. Treasury Regulations, and (ii) even if it such reduction in the conversion price did not result in a "full adjustment" and the distribution of the rights were treated as a distribution under section 301 of the Internal Revenue Code, the Company has no accumulated earnings and profits and does not anticipate having any current year earnings and profits, with the result that no portion of any distribution would be taxable as a dividend to the shareholders. Consequently, we have deleted the associated risk factor and the language cited in the comment from the tax disclosure as being inapplicable. Accordingly, we believe that no tax opinion is required because the tax consequences of the Rights Offering are not material to the shareholders and no representation is being made about such tax consequences.
Handy & Harman Ltd.	S-1	10/18/2007	Since the United States federal income tax consequences appear material to an investor and WHX makes a representation of the tax consequences in the registration statement, Item 601(b)(8) of Regulation S-K requires that WHX file a tax opinion supporting the tax matters and consequences described in the registration statement. Please file the tax opinion and related consent as exhibits to the registration statement. In addition, please name tax counsel here, and disclose tax counsel´s conclusion here in your summary.	The Registration Statement has been revised to remove any making of a representation of the tax consequences to a holder of WHX's common stock upon the receipt and exercise of subscription rights under the rights offering.
Since no representation of the tax consequences is set forth in the Registration Statement, Item 601(b)(8) of Regulation S-K does not require WHX to file a tax opinion as an exhibit thereto.
Foamex International Inc.	S-1	10/24/2006	Please delete your statement that the disclosure appearing under this heading "is for general purposes only and does not purport to be a complete analysis or listing of all potential federal income tax consequences" and similar language where it appears in this section of your prospectus. In addition, as the tax consequences of the proposed transactions appear to be material with respect to NOL carryforwards, please tell us what consideration you gave to obtaining and filing a tax opinion pursuant to Item 601(b)(8) of Regulation S-K.	The Company has deleted the referenced sentence and similar language where it appears in the section. See pp. 61 and 67. In addition, after consideration of the relevant facts and circumstances, the Company does not believe that a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K. As disclosed in the Registration Statement on page 65, certain issues relating to the treatment of NOL carryforwards by the Company are the subject of a current ruling request from the IRS. The circumstances relating to the NOL issue are highly factual in nature. The Company cannot predict whether the IRS will rule in the Company's favor and whether any ruling will be issued prior to the expiration date of the rights offering or the effective date of the Plan. The Registration Statement contains disclosure which describes the tax consequences to the Company that would result from an unfavorable ruling as well as the related investment risks to stockholders. It is the view of tax counsel to the Company that an opinion would be inappropriate in these circumstances and is not typically rendered when the circumstances affecting the relevant tax issues are factual in nature.
USG Corp	S-1	3/3/2006	Please tell us why you are not receiving and filing a tax opinion pursuant to Item 601(b)(8) of Regulation S-K since the tax consequences appear to be material.	Tax opinion filed.